Exhibit 23.1

The Board of Directors

Tiziana Life Sciences plc

3rd Floor, 11-12 St James Square

London.

SW1Y 4LB

26 January 2021

Dear Sirs

CONSENT OF INDEPENDENT RGISTERED PUBLIC ACCOUNTING FIRM

With respect to Form F-3 dated 26 January 2021.

We have issued our report dated June 17, 2020 with respect to the consolidated financial statements of Tiziana Life Sciences plc included in the Annual Report on Form 20-F for the years ended December 31, 2019 and December 31, 2018, which are incorporated by reference in this Registration statement. We consent to the incorporation by reference of the aforementioned report in this Registration Statement and to the use of our name as it appears under the caption “Experts.”

Our report on the consolidated financial statements of Tiziana Life Sciences plc includes an explanatory paragraph about the existence of a material uncertainty concerning its ability to continue as a going concern.

Mazars LLP

London